Exhibit 99.1

January 8, 2018

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you, in compliance with the rules set by the Comisión Nacional de Valores (N.T. 2013 and modifications), that Grupo Financiero Galicia S.A. (the “Company”) has transferred a total of USD $49,000,000 to Juan Carlos Angulo, Alejandro Pedro Angulo, Miguel Angel Innocenti and José Luis Innocenti (each, a “Seller”) in exchange for a total of 22,633,260 Class A common shares and 42,033,196 Class B common shares (collectively, the “Shares”) of Tarjetas Regionales S.A. (“Tarjetas Regionales”). The Shares represent 6% of the issued and outstanding shares of Tarjetas Regionales.

To date, each Seller has transferred to the Company 5,658,315 book-entry Class A common shares, par value Ps. 1 per share and 5 votes per share, and 10,508,299 book-entry Class B common shares, par value of Ps. 1 per share and 1 vote per share, of Tarjetas Regionales.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com